Exhibit 99.2

Sphere 3D to Acquire Rainmaker Water Technology

and Service Provider Agreements through Purchase of

100% of Rainmaker Holland BV

Sphere 3D and Rainmaker Worldwide terminate previously announced Merger Agreement

Toronto, Canada - January 4th, 2021 - Sphere 3D Corp. (NASDAQ: ANY) ("Sphere 3D" or the "Company") today announced that it entered into a definitive Share Purchase Agreement (the "Agreement") for the acquisition of Rainmaker Holland BV ("RHBV" or "Rainmaker Holland"), a wholly owned subsidiary of Rainmaker Worldwide Inc. ("Rainmaker Worldwide" or "RAKR") (OTC: RAKR). RHBV owns all of the RAKR intellectual property including its Air-to-Water and Water-to-Water technologies and current customer contracts and joint venture arrangements in Sri Lanka, The Bahamas and Jamaica, as well as a water distribution partnership with the Carlaw Group targeting Kenya, Senegal, Sierra Leone and Togo.

The consideration for the purchase of RHBV includes:

  The issuance of 11,350,000 Series F preferred shares of the Company and the issuance of warrants to acquire 500,000 Series F preferred shares at an exercise price of $2.00 per share for a period of two years; each Series F preferred share is exchangeable on a one-for-one basis into common shares of the Company for no additional consideration, subject to receipt of all necessary regulatory approvals;
  The holders of the Series F preferred shares will enter into a 36-month lock up agreement with a leak-out provision that permits an aggregate of 100,000 of the underlying common shares to be released monthly commencing on the 4th month following the closing date (the "Lock-up and Leak-out Agreement");
  Cash consideration of $1,960,000 payable to third parties to cancel certain royalty agreements as follows: $500,000 on the 10th day after the date of closing and the balance on the 90th day following the date of closing;
  Sphere 3D has agreed to amend the $3.1 million secured advance it previously made to Rainmaker Worldwide to extend the repayment term to 48 months and reduce the face value by $362,000 in return for certain assets being transferred to the Company as part of the Purchase Agreement.
  The Series F preferred shares provide that the maximum number of common shares that they can be exchanged for, without prior shareholder approval, is 1,572,000 common shares (inclusive of any shares subject to the Lock-up and Leak-out Agreement).

The closing of the transaction is expected to occur on or about January 14, 2021, and is subject to NASDAQ approval and any other board and/or regulatory approvals, as applicable.  The previously announced merger transaction between the Company and RAKR has been mutually terminated, without any payments being made by either party.

The Company further announces that upon closing of the transaction, Peter Tassiopoulos, the current CEO of Sphere 3D, will transition his role to Executive Chairman and will remain as a director.

In addition, Michael Skinner has agreed to join the Company, post-closing, as the interim CEO to assist with the integration of RHBV.  Michael most recently served as CEO of Rainmaker Worldwide and was instrumental in transitioning Rainmaker from a product company to a Water-as-a-Service provider. Michael brings extensive expertise in corporate transformation and product commercialization from his experience as Founder and CEO of Operitel Corporation, previously one of Canada's fastest growing E-Learning/E-Commerce providers which was sold to OpenText Corporation and CEO of the Innovation Cluster, a publicly funded business incubator supporting technology-driven companies in the fields of Cleantech, Healthcare and Digital Technology.  Michael currently serves as the Advisory Board Chair for the Centre for Advancement of Water and Wastewater Technologies (CAWT), an internationally recognized water and wastewater research institution

Joost Oosterling, Rainmaker's co-founder and Managing Director of Europe and Joost Dessing, Chief Technology Officer will continue in their roles with Rainmaker Holland BV.

Peter Tassiopoulos, current CEO of Sphere 3D, stated "The acquisition of RHBV presents a great opportunity for our shareholders to invest in the growing global water market. With recent estimates from the WHO claiming about 2.1 billion people around the world lack access to clean drinking water¹, the need to provide new technologies and approaches to solving this crisis has never been greater.  We believe that the increased access to capital and resources available to the team at RHBV will allow us to collectively work towards supplying more communities affected by water scarcity with clean water. The accumulative years of experience in the technology and cleantech industries should help increase our collective capabilities to impact global water issues while leveraging a number of Sphere 3D's current partners both here in the US and internationally."

¹Source WHO | Progress on drinking water, sanitation and hygiene

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information on Sphere 3D please visit www.sphere3d.com . The recent acquisition of Rainmaker Holland will add a leader in technology for the production of clean, affordable water.  With an innovation and manufacturing center in Rotterdam, Netherlands, RHBV's patented water technology provides economical drinking water at scale wherever it's needed.  For more information about Rainmaker, visit www.rainmakerww.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, inability to close the Rainmaker RHBV transaction, inability to obtain additional debt or equity financing; any increase in cash needs; Sphere 3D's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of products; the level of success of collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contacts

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com